Exhibit 99.2

MAGAL SECURITY SYSTEMS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Doron Kerbel and Tomer Hay, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 1.00 per share, of Magal Security Systems Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Wednesday, August 14, 2019 at 10:00 a.m. (Israel time) at the registered office of the Company, 17 Altalef Street, Industrial Zone, Yehud 5610001, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in thenotice of and proxy statement for such Annual General Meeting  (receipt of which is hereby acknowledged).

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE SHAREHOLDER SIGNING ON THE REVERSE.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MAGAL SECURITY SYSTEMS LTD.

August 14, 2019

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Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE DIRECTORS IN PROPOSALS 1 AND 2
AND “FOR” EACH OF THE PROPOSALS 3, 4, 5, AND 6.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	1.	To re-elect four (4) directors for terms expiring at the Company’s 2020 Annual General Meeting of Shareholders.	FOR	AGAINST	ABSTAIN
PLEASE NOTE THAT YOU ARE REQUIRED TO INDICATE WITH RESPECT TO ITEMS 2, 3 AND 4, WHETHER OR NOT YOU ARE THE CONTROLING SHAREHOLDER OF THE COMPANY OR WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE PROPOSALS SET FORTH IN ITEMS 2, 3 AND 4. IF YOU FAIL TO NOTIFY US AS TO WHETHER OR NOT YOU ARE THE CONTROLING SHAREHOLDER OF THE COMPANY OR WHETHER OR NOT YOU HAVE A PERSONAL INTEREST WITH RESPECT TO ITEMS 2, 3 AND 4, YOUR VOTE WILL NOT BE COUNTED WITH RESPECT TO SUCH ITEM.

		GILLON BECK	☐	☐	☐
		RON BEN-HAIM	☐	☐	☐
		JACOB BERMAN	☐	☐	☐
		AVRAHAM BIGGER	☐	☐	☐

	2.	To elect one (1) external director for a three year term.
		LIMOR STEKLOV	☐	☐	☐
		Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the approval of Proposal 2 as such terms are explained in the proxy statement?	YES ☐	NO ☐
			FOR	AGAINST	ABSTAIN
	3.	To re-adopt the Company's updated Compensation Policy.	☐	☐	☐
		Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the approval of Proposal 3 as such terms are explained in the proxy statement?	YES ☐	NO ☐
			FOR	AGAINST	ABSTAIN
4.
To re-approve the compensation of the Company's directors associated with the controlling shareholder including but not limited to: (1) terms of employment of the chairman of the board; and (2) the issuance and delivery of indemnification letters.

			☐	☐	☐
		Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the approval of Proposal 4 as such terms are explained in the proxy statement?	YES ☐	NO ☐
			FOR	AGAINST	ABSTAIN
	5.	To approve the issuance and delivery of indemnification letters to each of our directors and officers appointed from time to time.	☐	☐	☐

	6.	To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2019, and to authorize our audit committee to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.	☐	☐	☐

Shareholders entitled to notice of and to vote at the meeting shall be determined as of the close of business on July 12, 2019, the record date fixed by the Board of Directors for such purpose.
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.